

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

<u>Via E-mail</u>
Mr. James Offerdahl
Chief Financial Officer
Bazaarvoice, Inc.
3900 North Capital of Texas Highway
Suite 300
Austin, Texas 78746-3211

  Re: **Bazaarvoice, Inc.**
    Form 10-K for the Fiscal Year Ended April 30, 2014
    Filed June 26, 2014
    File No. 001-35433

Dear Mr. Offerdahl:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Patrick Gilmore

            Patrick Gilmore
            Accounting Branch Chief